

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

May 5, 2015

<u>Via E-Mail</u>
Mr. Roy M. Whitehead
Chairman, President and Chief Executive Officer
Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101

      **Re: Washington Federal, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2014
             Filed November 26, 2014
             Definitive Proxy Statement on Schedule 14A
             Filed December 9, 2014
             File No. 001-34654**

Dear Mr. Whitehead:

We have reviewed your filing and have the following comment.

Please respond within ten business days or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

<u>Definitive Proxy Statement on Schedule 14A filed December 9, 2014</u>

<u>Executive Compensation</u>

<u>Annual Incentive Compensation, page 20</u>

<u>Long-Term Incentives, page 20</u>

1. In future filings, to the extent that there are payouts, please include in your compensation disclosure the targets established by the compensation committee that are applicable to assessing the performance of the named executive officers under any short-term incentive compensation opportunities and any performance-based long-term incentive award opportunities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3338 if you have any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director